Exhibit 12
RES-CARE, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio data)

										Nine
										Months
	Year Ended December 31,									Ended
	1996	1997	1998	1999	2000	2001	2002	2003	2004	9/30/2005
Earnings computation:
Consolidated pretax income from continuing ops	16,740	26,618	38,416	19,889	24,823	(6,288)	4,182	20,917	32,780	31,252
Fixed charges	6,211	10,604	22,074	27,764	31,166	29,374	34,853	34,871	30,201	22,675

Total earnings	22,951	37,222	60,490	47,653	55,989	23,086	39,035	55,788	62,981	53,927

Fixed charges comptation:
Interest expense	3,939	6,600	15,556	19,925	23,446	20,815	26,073	25,773	20,878	15,335
Interest portion of rental expense	2,272	4,004	6,518	7,839	7,720	8,559	8,780	9,098	9,323	7,340

Total fixed charges	6,211	10,604	22,074	27,764	31,166	29,374	34,853	34,871	30,201	22,675

Ratio of earnings to fixed charges	3.7	3.5	2.7	1.7	1.8	0.8	1.1	1.6	2.1	2.4

Pro forma ratio of earnings to fixed charges (a):

Earnings computation:
Pro forma consolidated pretax income from continuing ops									28,188	27,808
Pro forma fixed charges									25,608	19,231

Total pro forma earnings									53,796	47,039

Fixed charges computation:
Pro forma interest expense									16,286	11,891
Interest portion of rental expense									9,323	7,340

Total pro forma fixed charges									25,608	19,231

Pro forma ratio of earnings to fixed charges									2.1	2.4